

05059161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the fiscal year ended December 31, 2004

  OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the transition period _____ to _____

Commission File Number 333-13302

A. Full title of the Plan: HANNAFORD SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
  Rue Osseghem 53
  B-1080 Brussels, Belgium

Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2004
and 2003, and for the Year Ended
December 31, 2004, Supplemental Schedule
as of December 31, 2004, and Report of
Independent Registered Public Accounting Firm

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1100 Carillon Building
2700 West Trade Street
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
Fax: +1 704 887 1561
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Hannaford Savings
and Investment Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes
in net assets available for benefits for the year ended December 31, 2004. These financial statements are
the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial
statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. The Plan is not
required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing audit
procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on
the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such
opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements, assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that our audits
provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for
benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for
benefits for the year ended December 31, 2004, in conformity with accounting principles generally
accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken
as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of
additional analysis and is not a required part of the basic financial statements but is supplementary
information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure
under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the
Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of
the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when
considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Participant-directed investments	$ 262,643,492	$ 223,463,801
Cash		82,508
NET ASSETS AVAILABLE FOR BENEFITS	$ 262,643,492	$ 223,546,309

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:	
Investment income:	
Dividends	$ 4,766,218
Interest	778,230
Net appreciation in fair value of investments	25,292,735
Total investment income	30,837,183
Contributions:	
Employer's	6,557,999
Participants'	15,115,967
Participants' rollovers	971,347
Total contributions	22,645,313
Total additions	53,482,496
DEDUCTIONS:	
Benefits paid to participants	(13,003,514)
Administrative expenses	(46,202)
Net transfers out of Plan	(1,335,597)
Total deductions	(14,385,313)
NET INCREASE	39,097,183
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	223,546,309
End of year	$ 262,643,492

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE
YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

    The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

    General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. From January 1, 2003 through August 19, 2004, Putnam Investments ("Putnam") served as the trustee of the Plan. Beginning August 20, 2004, The Vanguard Group ("Vanguard") has served as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    In late 2004, the Company acquired Victory Distributors, Inc. As a result of that acquisition, in March 2005, the Victory Profit Sharing Plan and the Victory 401(k) Plan were merged into the Plan. Certain participants in these plans became eligible to participate in the Plan during 2004.

    Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 870 hours for hourly employees, 1,000 hours for salaried employees and full-time drivers, and attainment of their twenty-first birthday are eligible to participate in the Plan.

    Contributions—Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

    Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common trust funds, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests exclusively in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. For the years ended December 31, 2004 and 2003, forfeited nonvested accounts totaled $42,600. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs.

Net Transfers Out of Plan—During 2004, $4,403 and $(1,340,000) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"). Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common trust funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common trust funds ("funds") are stated at fair value, which has been determined based on the unit value of the funds. Unit value is determined by the organization sponsoring the fund by dividing the fund's net assets at fair value by its units outstanding at each valuation date. Quoted market prices are used to value the Delhaize Group ADRs. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—During the time period when Putnam served as the trustee of the Plan, administrative expenses of the Plan were paid by the Plan, except for certain investment expenses related to the investment options managed by Putnam. Beginning August 20, 2004 (when Vanguard became the trustee), administrative expenses of the Plan are paid by the Company.

3. **INVESTMENTS**

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	
	Number of Units or Shares	Fair Value
Common trust fund—		
Vanguard Retirement Savings Trust	43,053,581	$ 43,053,581
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	598,175	21,091,651
Vanguard 500 Index Fund Investor Shares	435,465	48,615,362
Vanguard Capital Opportunity Fund	885,493	27,246,625
Vanguard Target Retirement 2025 Fund	1,370,151	15,606,025
Vanguard Windsor II Fund Investor Shares	821,471	25,243,813
Delhaize Group Stock Fund	297,690	22,579,787
Participants' loans		13,595,098

	2003	
	Number of Units or Shares	Fair Value
Common trust funds:		
Putnam Retirement Ready Funds—		
Balanced Portfolio	230,103	$ 12,800,648
Putnam Stable Value Fund	43,550,607	43,550,607
Putnam S&P 500 Index Fund	1,655,886	46,000,506
Mutual funds:		
The Putnam Fund for Growth and Income CLY	1,202,904	21,327,495
American Funds Europacific Growth Fund	556,594	16,809,139
Putnam Vista Fund	2,712,097	22,429,041
Delhaize Group Stock Fund	298,537	15,237,350
Participants' loans		13,598,871

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,307,112 as follows:

Mutual funds	$ 18,210,170
Common trust funds	(266,879)
Delhaize Group Stock Fund	7,349,444
Net appreciation in fair value of investments	$ 25,292,735

4. **EXEMPT PARTY-IN-INTEREST TRANSACTIONS**

Certain plan investments are shares of mutual funds and units of participation in common trust funds managed by affiliates of Vanguard or Putnam. Putnam served as the trustee as defined by the Plan through August 19, 2004, and Vanguard has served as the trustee as defined by the Plan effective August 20, 2004; therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services totaled $46,202 in 2004. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 297,690 and 298,537 units, respectively, of the Delhaize Group Stock Fund, with a cost basis of $12,969,353 and $11,331,810, respectively.

5. **PLAN TERMINATION**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. **FEDERAL INCOME TAX STATUS**

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

HANNAFORD SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
American Funds Euro Pacific Growth Fund; R-4 Shares	Mutual fund	**	$ 21,091,651
American Funds Growth Fund of America; R4 Class	Mutual fund	**	3,399,686
Hotchkis and Wiley Mid Cap Value Fund; Class I	Mutual fund	**	5,739,557
PIMCO Funds: Total Return Fund	Mutual fund	**	7,557,084
Royce Fund: Royce Low Priced Stock Fund; Investment Class Shares	Mutual fund	**	4,120,168
* Vanguard 500 Index Fund Investor Shares	Mutual fund	**	48,615,362
* Vanguard Capital Opportunity Fund	Mutual fund	**	27,246,625
* Vanguard Explorer Fund	Mutual fund	**	3,871,132
* Vanguard Target Retirement 2005 Fund	Mutual fund	**	4,710,430
* Vanguard Target Retirement 2015 Fund	Mutual fund	**	2,185,469
* Vanguard Target Retirement 2025 Fund	Mutual fund	**	15,606,025
* Vanguard Target Retirement 2035 Fund	Mutual fund	**	1,327,294
* Vanguard Target Retirement 2045 Fund	Mutual fund	**	12,637,316
* Vanguard Target Retirement Income	Mutual fund	**	63,414
* Vanguard Windsor II Fund Investor Shares	Mutual fund	**	25,243,813
* Vanguard Retirement Savings Trust	Common trust fund	**	43,053,581
* Delhaize Group Stock Fund	American Depository Receipts	**	22,579,787
* Various participants	Participants' loans (maturing 2005 to 2014 at interest rates of 5% to 10.5%)	**	13,595,098
			$ 262,643,492

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 29, 2005

By: _____
Name: Karen L. Mank
Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Accountants, Deloitte & Touche LLP

EXHIBIT 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Etablissements Delhaize Frères et Cie "Le Lion" S.A. on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of Hannaford Savings and Investment Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Charlotte, North Carolina
June 29, 2005